UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GigPeak, Inc.

(Name of Subject Company)

Glider Merger Sub, Inc.

(Offeror)

a wholly-owned subsidiary of

Integrated Device Technology, Inc.

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

37518Q109

(Cusip Number of Class of Securities)

Matthew Brandalise, Esq.

General Counsel and Secretary

Integrated Device Technology, Inc.

6024 Silver Creek Valley Road

San Jose, CA 95138

(408) 284-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Mark V. Roeder

Josh Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$230,873,760.02	$26,758.27

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 67,641,585, the number of outstanding shares of GigPeak, Inc. common stock, multiplied by $3.08, the offer price, (ii) 6,894,399, the number of shares of common stock issuable pursuant to outstanding options with an exercise price less than the offer price of $3.08 per share, multiplied by $0.82, which is the offer price of $3.08 minus the weighted average exercise price for such options of $2.26 per share, (iii) 5,470,038 shares of common stock underlying restricted stock units, multiplied by the offer price of $3.08 per share, and (iv) 36,554, the number of shares of common stock issuable pursuant to the exercise of outstanding warrants with an exercise price less than the offer price of $3.08 per share, multiplied by $1.00, which is the offer price of $3.08 minus the weighted average exercise price for such warrants of $2.08 per share. The foregoing share figures have been provided by the issuer to the offerors and are as of March 1, 2017, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Glider Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and wholly-owned subsidiary of Integrated Device Technology, Inc. (“IDT”), a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share, of GigPeak, Inc. (“GigPeak”), a Delaware corporation, including the associated purchase rights for Series A Junior Preferred Stock of GigPeak (the “Rights”) issued under the Rights Agreement, dated as of December 16, 2014, as amended, between GigPeak and American Stock Transfer & Trust Company, LLC, as rights agent (such Rights, together with the common stock, the “Shares”), at a price of $3.08 per Share, in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions described in the offer to purchase, dated March 7, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002(a) through (c)

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is GigPeak, Inc., a Delaware corporation. GigPeak’s principal executive offices are located at 130 Baytech Drive, San Jose, California 95134. GigPeak’s telephone number at such address is (408) 522-3100.

(b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003(a) through (c)

(a)-(c) This Schedule TO is filed by IDT and the Purchaser. The information set forth in Section 8 — “Certain Information Concerning IDT and the Purchaser” in the Offer to Purchase and in Annex A of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a)

For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 — “Terms of the Offer”

Section 2 — “Acceptance for Payment and Payment for Shares”

Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

Section 4 — “Withdrawal Rights”

Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and Merger”

Section 11 — “The Merger Agreement; Other Agreements”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Conditions to the Offer”

Section 16 — “Adjustments to Prevent Dilution”

Subsections (a)(1)(ix) and (xi) are not applicable.

For purposes of subsections (a)(2)(i)-(v) and (vii) the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 — “Terms of the Offer”

Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and Merger”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with GigPeak”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for GigPeak”

Section 13 — “Certain Effects of the Offer”

Section 16 — “Adjustments to Prevent Dilution”

Subsection (a)(2)(vi) is not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 8 — “Certain Information Concerning IDT and the Purchaser”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with GigPeak”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for GigPeak”

Annex A

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

For purposes of subsections (a), (c)(1) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 6 — “Price Range of Shares; Dividends”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for GigPeak”

Section 13 — “Certain Effects of the Offer”

Section 14 — “Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

The information set forth in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 8.	Interests in Securities of the Subject Company.

Regulation M-A Item 1008

The information set forth in Section 8 — “Certain Information Concerning IDT and the Purchaser” of the Offer to Purchase and in Annex A of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Section 18 — “Fees and Expenses”

Item 10.	Financial Statements.

Regulation M-A Item 1010(a) and (b)

Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011(a) and (c)

For purposes of subsection (a), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Section 1 — “Terms of the Offer”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for GigPeak”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Conditions to the Offer”

Section 17 — “Certain Legal Matters; Regulatory Approvals”

Section 19 — “Miscellaneous”

For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

See Exhibit Index.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2017

GLIDER MERGER SUB, INC.

By:	/s/ Gregory L. Waters
	Name:	Gregory L. Waters
	Title:	President and Chief Executive Officer (duly authorized officer)

INTEGRATED DEVICE TECHNOLOGY, INC.

By:	/s/ Gregory L. Waters
	Name:	Gregory L. Waters
	Title:	President and Chief Executive Officer (duly authorized officer)

EXHIBIT INDEX

Index No.
(a)(1)(i)	Offer to Purchase dated March 7, 2017.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in The New York Times on March 7, 2017.

(a)(5)(i)	Joint press release issued by GigPeak, Inc. and Integrated Device Technology, Inc. announcing the signing of the merger agreement on February 13, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Integrated Device Technology, Inc. with the SEC on February 13, 2017).

(a)(5)(ii)	IDT Presentation at meeting for employees of GigPeak on February 13, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Integrated Device Technology, Inc. with the SEC on February 13, 2017).

(a)(5)(iii)	Transcript of portions of the conference call held by Integrated Device Technology, Inc. on February 14, 2017 and relating to the proposed acquisition of GigPeak, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Integrated Device Technology, Inc. with the SEC on February 15, 2017).

(a)(5)(iv)	Letter to GigPeak customers dated February 15, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Integrated Device Technology, Inc. with the SEC on February 16, 2017).

(a)(5)(v)	Press release issued by Integrated Device Technology, Inc. announcing commencement of the offer on March 7, 2017.

(b)	Commitment Letter, dated February 13, 2017, by and between JPMorgan Chase Bank, N.A. and Integrated Device Technology, Inc.

(d)(1)	Agreement and Plan of Merger, dated February 13, 2017, by and among GigPeak, Inc., Integrated Device Technology, Inc. and Glider Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Integrated Device Technology, Inc. with the SEC on February 13, 2017).

(d)(2)(i)	Mutual Nondisclosure Agreement, dated January 11, 2017, by and between Integrated Device Technology, Inc. and GigPeak, Inc.

(d)(2)(ii)	Mutual Nondisclosure Agreement, dated January 18, 2017, by and between Integrated Device Technology, Inc. and GigPeak, Inc.

Index No.

(d)(3)	Tender and Support Agreement, dated February 25, 2015, by and among Integrated Device Technology, Inc., Glider Merger Sub, Inc., Dr. Avi Katz, Neil J. Miotto, Kimberly D.C. Trapp, Frank Schneider, John J. Mikulsky, and Joseph J. Lazzara (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Integrated Device Technology, Inc. with the SEC on February 13, 2017).

(d)(4)(i)	Employment Letter, dated February 7, 2017, by and between Integrated Device Technology, Inc. and Andrea Betti-Berutto.

(d)(4)(ii)	Employment Letter, dated February 7, 2017, by and between Integrated Device Technology, Inc. and Raluca Dinu.

(d)(4)(iii)	Employment Letter, dated February 8, 2017, by and between Integrated Device Technology, Inc. and Darren Ma.

(d)(4)(iv)	Amended and Restated Employment Letter, dated February 28, 2017, by and between Integrated Device Technology, Inc. and Andrea Betti-Berutto.

(d)(4)(v)	Amended and Restated Employment Letter, dated February 28, 2017, by and between Integrated Device Technology, Inc. and Raluca Dinu.

(d)(5)	Non-Competition and Non-Solicitation Agreement, dated February 13, 2017, by and between Integrated Device Technology and Dr. Avi Katz.

(g)	Not Applicable.

(h)	Not Applicable.